02022418

TIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

HF 5-16-02

Annual Audited Report Form X-17A-5 Part III	Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8-41519

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RECEIVED MAR 29 2002

Official Use Only

TradePortal Securities, Inc.

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Technology Drive
(No. and Street)

Irvine	California	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Reyheena Eidarous, Fin-Op (949) 450.9999
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger & Company, LLP
(Name – if individual, state last, first, middle)

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

5500 Trabuco Road, Suite 150	Irvine,	CA	92620
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
______ Public Accountant
______ Accountant not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

* Claims for exception form the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

OATH OR AFFIRMATION

I, Reyheena Eidarous, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of TradePortal Securities, Inc. (the "Company") as of December 31, 2001 and for the year then ended are true and correct. I further affirm that neither the Company nor any stockholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

CINDY KOCHLIN
Commission # 1202404
Notary Public - California
Orange County
My Comm. Expires Nov 19, 2002

R. Eidarous
Signature

Fin - Op
Title

Cindy Kochlin
Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SPIC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit filed on March 29, 2000. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRADEPORTAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL
FOR THE YEAR ENDED
DECEMBER 31, 2001

Table of Contents

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
TradePortal Securities, Inc.

We have audited the accompanying statement of financial condition of TradePortal Securities, Inc., a Texas corporation (the Company) (a wholly owned subsidiary of TradePortal.com, Inc.) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TradePortal Securities, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
March 22, 2002

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets:		
Cash	$	31,217
Receivable from clearing broker		414,430
Total current assets		445,647
Property and equipment, at cost, net of accumulated depreciation of $34,841 (Note 2)		9,190
Goodwill, less accumulated amortization of $136,056 (Note 2)		701,209
Due from parent		403,709
Other assets		42,507
Total assets	$	1,602,262

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	148,737
Total current liabilities		148,737
Commitments and contingent liabilities (Note 4)		-
Stockholder's equity (Note 6):		
Common stock, $0.001 par value; 1,000,000 shares authorized, 250,000 shares issued and outstanding		250
Additional paid-in capital		2,520,340
Accumulated deficit		(1,067,065)
Total stockholder's equity		1,453,525
Total liabilities and stockholder's equity	$	1,602,262

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions	$	3,845,545
Net trading income		51,844
Other income		109,940
Total revenues		4,007,329
Expenses:		
Employee compensation and benefits		1,174,022
Floor brokerage and clearing charges		762,290
Software licensing		347,804
Data and exchange feeds		697,221
Legal and professional fees		289,064
Communications		286,119
Occupancy and equipment		118,266
Depreciation and amortization		93,153
Advertising		2,882
Other		496,096
Total expenses		4,266,917
Loss before provision for income taxes		(259,588)
Provision for income taxes (Note 3)		800
Net loss	$	(260,388)

See independent auditors' report and accompanying notes

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31 2001

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance December 31, 2000	250,000	$ 250	$ 2,302,348	$ (806,677)	$ 1,495,921
Expenses paid by the Parent (Note 6)	-	-	217,992	-	217,992
Net loss	-	-	-	(260,388)	(260,388)
Balance, December 31, 2001	250,000	$ 250	$ 2,520,340	$ (1,067,065)	$ 1,453,525

See independent auditors' report and accompanying notes

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (260,388)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	93,153
Operating expenses paid by the parent and treated as an additional capital contribution	217,992
Changes in operating assets and liabilities:	
Receivable from clearing broker	125,080
Income tax receivable	21,058
Other assets	(25,507)
Accounts payable and accrued liabilities	86,505
Due from parent	(289,305)
Net cash used in operating activities	(31,412)
Cash flows from investing activities:	
Purchase of property and equipment	(3,761)
Net cash used in investing activities	(3,761)
Net decrease in cash	(35,173)
Cash, beginning of the year	66,390
Cash, end of the year	$ 31,217
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 2,608

1. ORGANIZATION

TradePortal Securities, Inc. (the Company), a wholly owned subsidiary of TradePortal.com, Inc. (the Parent), is a registered broker/dealer, and all securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Long-Lived Assets

The Company assesses the facts and circumstances to determine whether property and equipment, and intangible or other assets may be impaired and whether or not an evaluation of recoverability should be performed as required under Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ". During the period ended December 31, 2001, there were no adjustments to the carrying value of the Company's long-lived assets.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives; property and equipment are amortized over 5 and 7 years, respectively. Depreciation expense for the year ended December 31, 2001 is $9,426.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is included in the consolidated income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax expense or benefit calculated are either remitted to, or received from, the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates. Deferred taxes are recognized in the financial statements for the changes in deferred tax liabilities or assets between reporting periods.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

Goodwill

Goodwill related to the purchase of the Company is being amortized on a straight-line basis over 10 years. Amortization expense for the year ended December 31, 2001 is $83,727.

Recently Issued Accounting Pronouncements

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position of the Company.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Under these new standards, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting, and purchased goodwill is no longer amortized over its useful life. Rather, goodwill will be subject to a periodic impairment test based upon its fair value. The Company will implement the provisions of SFAS No. 142 beginning in the year ended December 31, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. SFAS 143 establishes accounting standards for recognition and measurement of liability for costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the assets. The Company has not adopted this standard in the current year.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS 144 addresses financial accounting reporting for the impairment or disposal of long-lived assets and discontinued operations. The Company has not adopted this standard in the current year.

3. INCOME TAXES

The components of the net deferred income tax asset is as follows at December 31, 2001:

Deferred income tax asset:	
Net operating loss carryforwards	$ 430,100
Total	430,100
Valuation allowance	(430,100)
Deferred income tax asset, net	$ -

The Company had available approximately $940,000 of unused Federal and state net operating loss carryforwards at December 31, 2001, that may be applied against future taxable income. These net operating loss carryforwards expire for Federal purposes in 2021. There is no assurance that the Company will realize the benefit of the net operating loss carryforwards.

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2001 a valuation for the full amount of the net deferred tax asset was established due to the uncertainties as to the amount of the taxable income that would be generated in future years.

3. INCOME TAXES (Continued)

The tax provision for the year ended December 31, 2001 is the California minimum franchise tax of $800.

4. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company leases office facilities, furniture and equipment under non-cancelable operating leases having terms through 2004. Rent for these leases total $118,266 for the year ended December 31, 2001.

At December 31, 2001, future minimum rental payments under the terms of these leases are as follows:

2002	$	59,981
2003		16,740
2004		11,160
2005		-
2006		-
	$	87,881

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

6. RELATED PARTY

The Parent of the Company pays for certain expenses of the Company, for which it is generally reimbursed. However, in 2001, $217,992 of such expenses were paid by the Parent, for which it was not reimbursed. Such reimbursements of expenses were waived by the Parent through approval by the Board of Directors of the Parent and treated as an additional capital contribution to the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $296,910, which was $196,910 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .50 to 1.

8. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

SUPPLEMENTAL SCHEDULE

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital:		
Total stockholder's equity from statement of financial condition	$	1,453,525
Deductions:		
Nonallowable assets:		
Goodwill		701,209
Due from parent		403,709
Property and equipment		9,190
Other assets		42,507
Total deductions		1,156,615
Net capital	$	296,910
Total aggregate indebtedness	$	148,737
Minimum net capital required	$	100,000
Excess net capital	$	196,910
Ratio of aggregate indebtedness to net capital	$	.50 to 1
Reconciliation with Company's computation (included in Part II-A of form X-17A-5 as of December 31, 2001):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report	$	287,694
Audit adjustment to reconcile cash account		(16,291)
Audit adjustments to reconcile accounts payable		26,307
Audit adjustment to record accrued liability		(800)
Net capital per above	$	296,910

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Not applicable.

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

Not applicable.

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Not applicable.

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
TradePortal Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of TradePortal Securities, Inc. (the Company) (a wholly owned subsidiary of TradePortal.com, Inc.), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
March 22, 2002